January 7, 2025

Christopher Pavlovski
Chief Executive Officer and Chairman
Rumble Inc.
444 Gulf of Mexico Drive
Longboat Key, FL 34228

       Re: Rumble Inc.
           Preliminary Information Statement on Schedule 14C
           Filed December 31, 2024
           File No. 001-40079
Dear Christopher Pavlovski:

         We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C
General

1.     Please provide the financial information required by Item 13(a) of
Schedule 14A
       or provide your analysis as to why such information is not required. Refer to Item 1 of
       Schedule 14C and Item 11(e) of Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 or Matthew Derby at 202-551-3334
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology